EXHIBIT 99.1

China Lodging Group, Limited and OYO Announce Strategic Alliance

SHANGHAI, China, Sept. 13, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that it has entered into a five-year Memorandum of Understanding (“MoU”) on September 8, 2017 with Oravel Stays Private Ltd. (“OYO”), India’s leading hospitality company, to facilitate and strengthen collaboration to build a global market leading hospitality business.

Under the MoU, China Lodging Group and OYO will explore opportunities for mutual collaboration in four fields: (i) knowledge and technology sharing, (ii) strategic alliances and partnerships in various areas, including but not limited to local sourcing and procurement and joint loyalty programs, (iii) new venture partnership opportunities, and (iv) investment. As part of this collaboration, China Lodging Group has agreed to make a US$ 10m equity investment in OYO to become a minority shareholder (less than 5%). China Lodging Group and OYO will also discuss collaboration in a variety of other areas of mutual interests pursuant to the MoU.

Speaking about the partnership, Jenny Zhang, CEO – China Lodging Group, said, “We are delighted to announce our strategic alliance with OYO. The MoU signifies the shared aspirations of China Lodging Group and OYO to explore growing opportunities in the global hospitality industry and to create synergies by working together. The partnership will draw on the strengths of China Lodging Group’s visionary and experienced management team, market leadership through a multi-brand strategy, extensive hotel operations expertise and strong loyalty program and OYO’s advanced technologies in the hospitality industry that enable transformation of hotel operations.”

Ritesh Agarwal, Founder & CEO – OYO, said, “We are very excited about this partnership – both in terms of potential opportunities and existing synergies through our complementary strengths and capabilities. China Lodging Group has a visionary and experienced leadership team and hotel operations expertise especially in managing large properties. OYO is a new-age technology company disrupting the hospitality industry with category-leading capabilities of using technology to onboard and transform existing supply, standardize operations and distribute these through online and offline channels. Addressing consumers in India and China – two of the world’s fastest-growing markets – through our combined strengths opens up a very large and significant growth opportunity.”

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of June 30, 2017, the Company had 3,541 hotels or 359,530 rooms in operation in 369 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, CitiGo Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. The Company applies a consistent standard and platform across all of its hotels. As of June 30, 2017, China Lodging Group operates 24 percent of its hotel rooms under lease and ownership model, 76 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

About OYO
OYO is India’s largest hospitality company operating in more than 230 cities across India, Malaysia and Nepal. These include major metros, regional business hubs, top leisure destinations as well as pilgrimage towns.

OYO was recently chosen as India’s Most Promising Hotel Network (HolidayIQ Better Holiday Awards 2017). It was recognized by Business Today as among the Coolest Startups in India (2016) and has been ranked by LinkedIn as one of the top employee attractors in India two years in a row (2016, 2017). OYO is backed by leading investors, including the SoftBank Group, Greenoak Capital, Sequoia India, Lightspeed India and Hero Enterprise.

For more information, log on to: https://www.oyorooms.com/.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information
Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com